

March 8, 2022

Sal Gilbertie
Chief Executive Officer
Teucrium Commodity Trust
c/o Teucrium Trading, LLC
Three Main Street
Suite 215
Burlington, VT 05401

> **Re: Teucrium Commodity Trust**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed March 8, 2022**
> **File No. 333-263293**

Dear Mr. Gilbertie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Operation of the Fund, page 1

1. Refer to your response to comment 1. Please place the impacts of current geopolitical events on the wheat market in context by quantifying, to the extent information is available, wheat prices, the price of wheat futures contracts, the extent to which the wheat futures market is experiencing backwardation, the price of your shares, and the increased trading volume of wheat futures and your shares as of the most recent practicable date.

2.   Refer to your response to comment 2. Please disclose here the suspension of creations and summarize the potential impact on the fund's investment objective, the price of shares in the secondary market, and the potential for tracking error.

 Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: W. Thomas Conner